Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2022

Financial Highlights

For the three months ended June 30, 2022, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated total revenues of $64.0 million, operating income of $13.4 million and net income of $9.9 million.

•	Generated Adjusted EBITDA of $39.5 million (1)

•	Generated distributable cash flow of $9.4 million (1)

•	Reported $123.5 million in available liquidity at June 30, 2022, which included cash and cash equivalents of $88.5 million, part of which was used to purchase the Synnøve Knutsen on July 1, 2022.

Other Partnership Highlights and Events

•	Fleet operated with 100% utilization for scheduled operations in the second quarter of 2022 and 90.5% utilization taking into account the scheduled drydockings of the Lena Knutsen, the Anna Knutsen, the Vigdis Knutsen and the Windsor Knutsen.

•	On July 14, 2022, the Partnership declared a quarterly cash distribution of $0.52 per common and Class B unit with respect to the quarter ended June 30, 2022 paid on August 11, 2022 to all common and Class B unitholders of record on July 28, 2022. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Convertible Preferred Units (“Series A Preferred Units”) with respect to the quarter ended June 30, 2022 in an aggregate amount equal to $1.7 million.

•	On May 27, 2022, the Partnership entered into a time charter agreement with Eni Trading and Shipping S.p.A. (“Eni”) for the vessel Ingrid Knutsen. In return for the Partnership accepting an early redelivery of the vessel towards the end of 2022 under the existing contract, Eni has entered into a new time charter contract on similar commercial terms that will commence in January 2024 for a fixed period of three years, with Eni having options to extend the charter by up to three further years.

•

The Vigdis Knutsen returned from her successful drydock in June 2022 and replaced the Windsor Knutsen, as she departed for her own drydock, on the time charter contract for PetroChina, for which PetroChina has also exercised its first extension option for an additional period of 12 months, extending the firm period of the charter to September 2023.

•	On June 30, 2022, the Partnership through its wholly-owned subsidiary, Knutsen Shuttle Tankers 15 AS, which owned the Torill Knutsen, closed a sale and leaseback agreement with a Japanese-based lessor for a lease period of ten years. After repayment of the previously existing loan, the Partnership realized net proceeds of approximately $39 million after fees and expenses.

•	On July 1, 2022, the Partnership acquired KNOT Shuttle Tankers 35 AS, the company that owns the shuttle tanker Synnøve Knutsen, from Knutsen NYK Offshore Tankers AS (“KNOT” “Knutsen NYK”). The purchase price, which was financed on a non-dilutive basis using borrowings under the separate new sale and leaseback with respect to the Torill Knutsen, was $119 million, less $87.7 million of outstanding indebtedness. The Synnøve Knutsen is operating in Brazil on a fixed five-year time charter contract with Equinor Shipping Inc.

•	On July 6, 2022, the charterer of the Hilda Knutsen, Eni, notified the Partnership of its intention to redeliver the vessel and, as a consequence, the vessel is currently expected to be returned to the Partnership in or around September 2022. The Partnership is now marketing the vessel for new time charter employment.

•	On August 16, 2022, the Partnership agreed the commercial terms for a new time charter contract for the Tordis Knutsen with a subsidiary of the French oil major TotalEnergies to commence in September 2022 for a fixed period of three months, with charterer’s options to extend the charter by up to nine further months. The signing of the time charter contract remains subject to the agreement of customary operational terms which are expected to be resolved shortly.

•	On August 16, 2022, the Partnership entered into a new time charter agreement for the Lena Knutsen with a subsidiary of TotalEnergies which commenced on August 21, 2022. The charter is for a fixed period of six months with charterer’s options to extend the charter by up to six further months.

•	In August 2022, the Partnership agreed the commercial terms for a new time charter contract for the Windsor Knutsen with a major oil company to commence in or around January 2023 for a fixed period of one year with a charterer’s option to extend the charter by one further year. The signing of the time charter contract remains subject to the agreement of customary operational terms which are expected to be resolved shortly.

•	The current time charter for the Brasil Knutsen is expected to end in or around September 2022; however the Partnership is currently negotiating a new proposed one-year time charter contract, with options to extend, with an oil major, to commence in or around September 2022.

Gary Chapman, Chief Executive Officer and Chief Financial Officer of KNOT Offshore Partners LP, commented, “During the second quarter, the Partnership’s operational performance remained strong, with 100% utilization for scheduled operations, while our financial results continued to reflect the high concentration of drydocking in the first half of the year. There will be some residual impact in the third quarter as vessels complete these works and their voyages back to Brazil, but the bulk of this heavy drydocking is now behind us. We have also recently agreed multiple interim charters and extensions to increase our substantial contracted forward revenue, though it remains the case that we expect the shuttle tanker charter market to be bumpy for at least the duration of 2022, largely attributable to production ramp-up delays caused by the initial onset of COVID-19. We remain focused on securing further employment as the expected medium-term market tightening draws closer, driven by the limited shuttle tanker orderbook and the offshore production growth plans evidenced by large oil major capital expenditure outlays for new FPSOs in Brazil in particular. On the basis of these strong medium-term fundamentals, we were pleased to acquire the Synnove Knutsen on a non-dilutive basis, and we remain committed to maintaining our longstanding leadership position in the shuttle tanker sector and delivering a strong operational performance to support our quarterly distributions to unitholders.”

(1)	EBITDA, Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA, Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.

Financial Results Overview

Total revenues were $64.0 million for the three months ended June 30, 2022 (the “second quarter”), compared to $65.2 million for the three months ended March 31, 2022 (the “first quarter”). The decrease was mainly due to increased off hire in connection with the scheduled drydockings.

Vessel operating expenses for the second quarter of 2022 were $23.0 million, an increase of $2.9 million from $20.1 million in the first quarter of 2022. The increase was mainly related to bunker costs for the Windsor Knutsen, the Lena Knutsen, the Anna Knusten and the Vigdis Knutsen in connection with their voyages to drydock.

Depreciation was $26.1 million for the second quarter, an increase of $0.2 million from $25.9 million in the first quarter. General and administrative expenses were $1.4 million for the second quarter compared to $1.7 million for the first quarter.

As a result, operating income for the second quarter was $13.4 million, compared to $17.5 million for the first quarter.

Interest expense for the second quarter was $8.3 million, an increase of $1.6 million from $6.7 million for the first quarter, the increase being mainly due to an increase in the US dollar LIBOR rate.

The realized and unrealized gain on derivative instruments was $5.1 million in the second quarter, compared to realized and unrealized gain of $16.4 million in the first quarter. The unrealized non-cash element of the mark-to-market gain was $6.7 million for the second quarter, compared to an unrealized gain of $18.2 million for the first quarter. The unrealized gain for the second quarter related to mark-to-market gain on interest rate swaps of $7.1 million and a loss of $0.4 million on foreign exchange contracts.

As a result, net income for the second quarter was $9.9 million compared to $26.8 million for the first quarter.

Net income for the second quarter of 2022 increased by $20.8 million from a net loss of $10.9 million for the second quarter of 2021 to $9.9 million for the second quarter of 2022. Operating income for the second quarter of 2022 increased by $14.6 million to $13.4 million, compared to an operating loss of $1.2 million in the second quarter of 2021. This increase is mainly due to the impairment of the Windsor Knutsen and higher operating expenses in the second quarter of 2021. Total finance expense for the second quarter of 2022 decreased by $6.1 million to $3.4 million, compared to finance expense of $9.5 million for the second quarter of 2021, mainly due to an increase in unrealized gain on derivative instruments.

Distributable cash flow was $9.4 million for the second quarter of 2022, compared to $14.5 million for the first quarter of 2022. The decrease was mainly a result of lower utilization of the fleet due to offhire in the second quarter of 2022 arising from the scheduled drydockings and associated bunker costs. The distribution declared for the second quarter was $0.52 per common and Class B unit, equivalent to an annualized distribution of $2.08.

COVID-19

The Partnership has continued to date to avoid any serious or sustained operational impacts from the coronavirus (“COVID-19”) pandemic, and there have been no effects on the Partnership’s contractual position. Enhanced protocols remain in place with a focus on ensuring the health and safety of our employees and crew onboard, while providing safe and reliable operations for our customers.

Travel restrictions and shortening of quarantine periods continue to ease in various places around the world; however costs related to the movement of maritime personnel and vessel operational logistics, including repairs and maintenance, remain above their historical average and the Partnership expects these higher costs to persist for some time into the future. Although the Partnership is negatively affected by such higher costs, they are not considered a material threat to the business.

Operational Review

The Partnership’s vessels operated throughout the second quarter of 2022 with 100% utilization for scheduled operations and 90.5% utilization taking into account the scheduled drydockings of the Lena Knutsen, the Anna Knutsen, the Vigdis Knutsen and the Windsor Knutsen which, together, were offhire for 147 days in the second quarter of 2022.

On February 14, 2022, the Anna Knutsen was redelivered to the Partnership at the start of her mobilization trip to Europe for her planned drydock. The Partnership then entered into a new time charter contract for the Anna Knutsen with a wholly owned subsidiary of TotalEnergies for two years, with options for the charterer to extend the time charter by up to three further one-year periods, and this charter commenced on April 28, 2022, immediately after the vessel returned to Brazil following completion of her drydock.

The Windsor Knutsen was redelivered from her time charter with PetroChina on June 14, 2022 to start on her mobilization trip to Europe for her planned 15-year special survey drydocking. On the same date, the Vigdis Knutsen, having successfully completed her own drydocking, replaced the Windsor Knutsen on the time charter contract for PetroChina. PetroChina has also exercised its first extension option for an additional period of 12 months, extending the firm period of the charter to September 2023.

The Windsor Knutsen successfully completed her drydock, departing the yard in early August bound for Brazil.

The Lena Knutsen was redelivered to the Partnership on June 2, 2022 in advance of the commencement of the vessel’s planned five-year special survey drydocking in Europe. After drydocking, the vessel returned to Brazil in early August. The Partnership entered into a new time charter agreement for the Lena Knutsen with TotalEnergies which commenced on August 21, 2022. The charter is for a fixed period of six months with charterer’s options to extend the charter by up to six further months.

Financing and Liquidity

On June 30, 2022, the Partnership through its wholly-owned subsidiary, Knutsen Shuttle Tankers 15 AS, which owned the Torill Knutsen, closed a sale and leaseback agreement with a Japanese-based lessor for a lease period of ten years. The gross sales price was $112.0 million and a portion of the proceeds was used to repay the outstanding loan related to the vessel. The bareboat rate under the lease consists of a fixed element per day and there is a fixed-price purchase obligation at maturity. After repayment of the previously existing loan, the Partnership realized net proceeds of $39 million after fees and expenses.

As of June 30, 2022, the Partnership had $123.5 million in available liquidity, which consisted of cash and cash equivalents of $88.5 million and $35.0 million of capacity under its revolving credit facilities, part of which was used to purchase the Synnøve Knutsen on July 1, 2022. The revolving credit facilities mature between August 2023 and November 2023. The Partnership’s total interest-bearing obligations outstanding as of June 30, 2022 were $988.5 million ($981.6 million net of debt issuance costs). The average margin paid on the Partnership’s outstanding debt during the second quarter of 2022 was approximately 2.05% over LIBOR.

As of June 30, 2022, the Partnership had entered into various interest rate swap agreements for a total notional amount of $415.8 million to hedge against the interest rate risks of its variable rate borrowings. As of June 30, 2022, the Partnership receives interest based on three or six-month LIBOR and pays a weighted average interest rate of 1.85% under its interest rate swap agreements, which have an average maturity of approximately 3.2 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of June 30, 2022, the Partnership’s net exposure to floating interest rate fluctuations was approximately $286.5 million based on total interest-bearing contractual obligations of $988.5 million, less the Raquel Knutsen and Torill Knutsen sale and leaseback facilities of $197.7 million, less interest rate swaps of $415.8 million, and less cash and cash equivalents of $88.5 million. The Partnership’s outstanding interest-bearing contractual obligations of $988.5 million as of June 30, 2022 are repayable as follows:

(U.S. Dollars in thousands)	Sale & Leaseback	Period repayment	Balloon repayment	Total
Remainder of 2022	$6 439	$39 664	$—	$46 103
2023	13 161	73 101	245 906	332 168
2024	13 804	36 440	63 393	113 637
2025	14 399	28 372	65 506	108 277
2026	15 059	18 822	219 521	253 402
2027 and thereafter	134 871	—	—	134 871
Total	$197 733	$196 399	$594 326	$988 458

Acquisition of Synnøve Knutsen

On July 1, 2022, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 35 AS (“KNOT 35”), the company that owns the shuttle tanker, Synnøve Knutsen, from Knutsen NYK (the “Synnøve Acquisition”). The purchase price was $119.0 million, less approximately $87.7 million of outstanding indebtedness related to the Synnøve Knutsen plus approximately $0.6 million for certain capitalized fees related to the financing of the vessel. The purchase price will be adjusted for post-closing working capital adjustments. The secured credit facility related to the vessel (the “Synnøve Facility”) is repayable in quarterly instalments with a final balloon payment of $71.1 million due at maturity in October 2025. The Synnøve Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.75%. The purchase price was settled in cash.

The Synnøve Knutsen is operating in Brazil under a time charter with Equinor, which will expire in February 2027. The charterer has options to further extend the charter for up to three two-year periods and nine one-year periods. The Partnership’s board of directors (the “Board”) and the conflicts committee of the Board (the “Conflicts Committee”) approved the purchase price of the Synnøve Acquisition. The Conflicts Committee retained an outside financial advisor and outside legal counsel to assist with its evaluation of the Synnøve Acquisition.

Distributions

On July 14, 2022, the Partnership declared a quarterly cash distribution of $0.52 per common and Class B unit with respect to the quarter ended June 30, 2022 paid on August 11, 2022 to all common and Class B unitholders of record on July 28, 2022. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Preferred Units with respect to the quarter ended June 30, 2022 in an aggregate amount equal to $1.7 million.

Assets Owned by Knutsen NYK

In February 2021, Tuva Knutsen was delivered to Knutsen NYK from the yard and thereafter commenced on a five-year time charter contract with a wholly owned subsidiary of the French oil major TotalEnergies. TotalEnergies has options to extend the charter by up to ten further years.

In November 2021, Live Knutsen was delivered to Knutsen NYK from the yard in China and thereafter commenced on a five-year time charter contract with Galp Sinopec for operation in Brazil. Galp has options to extend the charter by up to six further years.

In June, 2022, Daqing Knutsen was delivered to Knutsen NYK from the yard in China and thereafter commenced on a five-year time charter contract with Petrochina International (America) Inc for operation in Brazil. The charterer has options to extend the charter by up to five further years.

In July 2022, Frida Knutsen was delivered to Knutsen NYK from yard in Korea and will commence on a seven-year time charter contact with ENI for operation in North Sea. The charterer has options to extend the charter by up to three further years.

Another vessel, Sindre Knutsen, is planned to be delivered by the end of August 2022 from the yard in Korea and will commence on a five-year time charter contract with Eni for operation in the North Sea. The charterer has options to extend the charter by up to five further years.

In May 2022, Knutsen NYK entered into a new ten-year time charter contract with Petrobras for a vessel to be constructed which will operate in Brazil, where the charterer has the option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered in late 2024.

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK.

Outlook

As of June 30, 2022, the Partnership’s fleet of seventeen vessels had an average age of 8.5 years and had charters with an average remaining fixed duration of 1.7 years. In addition, the charterers of the Partnership’s time chartered vessels had options to extend their charters by an additional 2.4 years on average. As of June 30, 2022, the Partnership had $487 million of remaining contracted forward revenue, excluding options.

The Partnership’s earnings for the third quarter of 2022 will be affected by the offhire related to the mobilization trip back to Brazil for the Windsor Knutsen and the Lena Knutsen, which have each completed their scheduled drydocking in Europe, and the planned redelivery of the Hilda Knutsen and the lack of firm employment for the Windsor Knutsen.

Notwithstanding the impact of the COVID-19 pandemic on the oil industry, and decisions made by our customers to delay and postpone offshore projects, Brazil continues to demonstrate increasing activity, which supports our view that demand for shuttle tankers in our main market, where 13 of our vessels typically operate, is improving. However, the delayed resumption of activity in the North Sea continues to dampen a return to high shuttle tanker demand in our secondary market, and we believe that this situation could persist for several more quarters.

Uncertainty caused by the ongoing war in Ukraine, the desire from developed economies for greater immediate and short-term energy security, continuing high oil prices and increases seen in newbuild vessel prices in 2022 are all contributory factors that could increase demand for shuttle tankers in the short and medium term. Although the North Sea market gives some cause for concern, the Partnership is working to address the gaps in vessel employment that have occurred and is looking at all commercial and financial avenues to ensure that the best interests of the Partnership’s unitholders are respected during what the Partnership believes is a bumpy, but temporary, period.

Several new contracts were recently agreed with customers and other opportunities remain under discussion. Due to the niche nature of the shuttle tanker market, the integral role that shuttle tankers play in customers’ supply chains and the absence of speculative ordering (meaning that the vast majority of the global fleet are not ‘in the market’), the Partnership believes that the mid to long-term expansion of deep and ultra-deep water offshore oil production in Pre-salt Brazil, and also some growth in the North Sea and the Barents Sea, remain fully supported by publicly announced investment decisions, production sharing agreements and production forecasts made by the Partnership’s customers, including the large number of FPSO orders intended for Brazilian Pre-salt fields.

As such, the Partnership believes that these factors will drive demand for existing and for newbuild shuttle tankers, and that shuttle tanker demand growth will outpace net shuttle tanker supply growth in the mid to long-term.

The Partnership’s financial information for the quarter ended June 30, 2022, included in this press release is preliminary and unaudited and is subject to change in connection with the completion of the Partnership’s quarter end close procedures and further financial review. Actual results may differ as a result of the completion of the Partnership’s quarter end closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the quarter ended June 30, 2022, is finalized.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of the North Sea and Brazil.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

The Partnership plans to host a conference call on Thursday, August 25, 2022 at 11 AM (Eastern Time) to discuss the results for the second quarter of 2022, and invites all unitholders and interested parties to listen to the live conference call by choosing from the following options:

•	By dialing 1-844-200-6205 from the US, dialing 1-833-950-0062 from Canada or 1-929-526-1599 if outside North America (please ask to be joined into the KNOT Offshore Partners LP call or use the access code 929463).

•	By accessing the webcast on the Partnership’s website: www.knotoffshorepartners.com.

August 24, 2022

KNOT Offshore Partners LP

Aberdeen, United Kingdom

Questions should be directed to:

Gary Chapman (by telephone +44 1224 618 420, or via email at ir@knotoffshorepartners.com)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Six Months Ended
(U.S. Dollars in thousands)	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Time charter and bareboat revenues	$63 788	$65 187	$66 513	$128 975	$132 111
Loss of hire insurance recoveries	—	—	4 397	—	10 279
Other income	171	9	27	180	28
Total revenues	63 959	65 196	70 937	129 155	142 418
Vessel operating expenses	23 024	20 061	17 394	43 085	35 954
Depreciation	26 059	25 937	23 831	51 996	47 515
Impairment	—	—	29 421	—	29 421
General and administrative expenses	1 428	1 698	1 492	3 126	3 113
Total operating expenses	50 511	47 696	72 138	98 207	116 003
Operating income (loss)	13 448	17 500	(1 201)	30 948	26 415
Finance income (expense):
Interest income	59	2	—	61	—
Interest expense	(8 301)	(6 725)	(6 804)	(15 026)	(14 176)
Other finance expense	(103)	(209)	(250)	(312)	(409)
Realized and unrealized gain (loss) on derivative instruments (1)	5 116	16 357	(2 265)	21 473	5 746
Net gain (loss) on foreign currency transactions	(165)	67	(144)	(98)	(96)
Total finance income (expense)	(3 394)	9 492	(9 463)	6 098	(8 935)
Income (loss) before income taxes	10 054	26 992	(10 664)	37 046	17 480
Income tax expense	(166)	(212)	(261)	(378)	(264)
Net income (loss)	$9 888	$26 780	$(10 925)	$36 668	$17 216
Weighted average units outstanding (in thousands of units):
Common units	33 838	33 754	32 782	33 796	32 738
Class B units (2)	460	543	—	501	—
General Partner units	640	640	615	640	615

(1)	Realized gain (loss) on derivative instruments relates to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gain (loss) on derivative instruments relates to changes in the fair value of such derivative instruments, as detailed in the table below.

	Three Months Ended			Six Months Ended
(U.S. Dollars in thousands)	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Realized gain (loss):
Interest rate swap contracts	$(1 550)	$(1 852)	$(2 087)	$(3 402)	$(5 996)
Foreign exchange forward contracts	—	—	—	—	—
Total realized gain (loss):	(1 550)	(1 852)	(2 087)	(3 402)	(5 996)
Unrealized gain (loss):
Interest rate swap contracts	7 080	18 209	(178)	25 289	11 742
Foreign exchange forward contracts	(414)	—	—	(414)	—
Total unrealized gain (loss):	6 666	18 209	(178)	24 875	11 742
Total realized and unrealized gain (loss) on derivative instruments:	$5 116	$16 357	$(2 265)	$21 473	$5 746

(2)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK, and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s incentive distribution rights (“IDRs”), in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”). As of June 30, 2022, 252,405 of the Class B Units had been converted to common units.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At June 30, 2022	At December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$88 474	$62 293
Amounts due from related parties	1 561	2 668
Inventories	3 647	3 306
Derivative assets	4 480	—
Other current assets	11 632	5 626
Total current assets	109 794	73 893

Long-term assets:
Vessels, net of accumulated depreciation	1 558 650	1 598 106
Right-of-use assets	2 419	2 742
Intangible assets, net	—	75
Derivative assets	11 019	1 015
Accrued income	668	1 450
Total Long-term assets	1 572 756	1 603 388
Total assets	$1 682 550	$1 677 281

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$5 675	$3 872
Accrued expenses	9 082	6 429
Current portion of long-term debt	90 522	88 578
Current lease liabilities	656	648
Current portion of derivative liabilities	624	6 754
Income taxes payable	812	548
Current portion of contract liabilities	1 342	1 518
Prepaid charter	6 933	6 186
Amount due to related parties	1 133	1 424
Total current liabilities	116 779	115 957

Long-term liabilities:
Long-term debt	891 091	878 548
Lease liabilities	1 763	2 093
Derivative liabilities	—	4 260
Contract liabilities	68	651
Deferred tax liabilities	203	228
Deferred revenues	2 698	2 529
Total long-term liabilities	895 823	888 309
Total liabilities	1 012 602	1 004 266
Commitments and contingencies
Series A Convertible Preferred Units	84 308	84 308
Equity:
Partners’ capital:
Common unitholders	568 515	568 762
Class B unitholders (1)	6 689	9 453
General partner interest	10 436	10 492
Total partners’ capital	585 640	588 707
Total liabilities and equity	$1 682 550	$1 677 281

(1)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s IDRs, in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled. As of June 30, 2022, 252,405 of the Class B Units had been converted to common units.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners' Capital			Accumulated		Series A
			General	Other	Total	Convertible
(U.S. Dollars in thousands)	Common	Class B	Partner	Comprehensive	Partners'	Preferred
Three Months Ended June 30, 2021 and 2022	Units	Units	Units	Income (Loss)	Capital	Units
Consolidated balance at March 31, 2021	$605 544	$—	$11 048	$—	$616 592	$89 264
Net income	(12 451)	—	(233)	—	(12 684)	1 759
Conversion of preferred units to common units (1)	4 856	—	—	—	4 856	(4 856)
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(17 701)	—	(333)	—	(18 034)	(1 800)
Consolidated balance at June 30, 2021	$580 248	$—	$10 482	$—	$590 730	$84 367

Consolidated balance at March 31, 2022	$576 811	$8 190	$10 619	$—	$595 620	$84 308
Net income	7 950	87	150	—	8 188	1 700
Conversion of Class B (one-eight) to common units (2)	1 325	(1 325)	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(17 572)	(263)	(333)	—	(18 168)	(1 700)
Consolidated balance at June 30, 2022	$568 515	$6 689	$10 436	$—	$585 640	$84 308

Six Months Ended June 30, 2021 and 2022
Consolidated balance at December 31, 2020	$597 390	$—	$10 895	$—	$608 285	$89 264
Net income	13 404	—	253	—	13 657	3 559
Conversion of preferred units to common units	4 856	—	—	—	4 856	(4 856)
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(35 402)	—	(666)	—	(36 068)	(3 600)
Consolidated balance at June 30, 2021	$580 248	$—	$10 482	$—	$590 730	$84 367

Consolidated balance at December 31, 2021	$568 762	$9 453	$10 492	$—	$588 707	$84 308
Net income	32 201	457	610	—	33 268	3 400
Conversion of Class B (one-eight) to common units (2)	2 652	(2 652)	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(35 100)	(569)	(666)	—	(36 335)	(3 400)
Consolidated balance at June 30, 2022	$568 515	$6 689	$10 436	$—	$585 640	$84 308

(1)	On May 27, 2021, Tortoise Direct Opportunities Fund LP, the holder of 416,677 of the Partnership’s Series A Convertible Preferred Units, sold 208,333 of its Series A Preferred Units to Knutsen NYK and converted 208,334 Series A Preferred Units to 215,292 common units based on a conversion rate of 1.0334.
(2)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s IDRs, in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled. As of June 30, 2022, 252,405 of the Class B Units had been converted to common units.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2022	2021
OPERATING ACTIVITIES
Net income (1)	$36 668	$17 216
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	51 996	47 515
Write-down	-	29 421
Amortization of contract intangibles / liabilities	(683)	(456)
Amortization of deferred debt issuance cost	1 452	1 758
Drydocking expenditure	(11 339)	(3 428)
Income tax expense	378	264
Income taxes paid	(66)	(74)
Unrealized (gain) loss on derivative instruments	(24 875)	(11 742)
Unrealized (gain) loss on foreign currency transactions	42	27
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	1 107	3 964
Decrease (increase) in inventories	(341)	(613)
Decrease (increase) in other current assets	(6 007)	(8 929)
Decrease (increase) in accrued revenue	782	703
Increase (decrease) in trade accounts payable	1 889	(8)
Increase (decrease) in accrued expenses	2 654	487
Increase (decrease) prepaid charter	746	2 399
Increase (decrease) in amounts due to related parties	(292)	1 310
Net cash provided by operating activities	54 111	79 814

INVESTING ACTIVITIES
Additions to vessel and equipment	(1 030)	(6 748)
Net cash used in investing activities	(1 030)	(6 748)

FINANCING ACTIVITIES
Proceeds from long-term debt	132 000	99 300
Repayment of long-term debt	(118 137)	(132 208)
Payment of debt issuance cost	(828)	(1 478)
Cash distributions	(39 735)	(39 668)
Net cash used in financing activities	(26 700)	(74 054)
Effect of exchange rate changes on cash	(200)	(6)
Net increase (decrease) in cash and cash equivalents	26 181	(994)
Cash and cash equivalents at the beginning of the period	62 293	52 583
Cash and cash equivalents at the end of the period	$88 474	$51 589

(1)	Included in net income is interest paid amounting to $13.3 and $12.6 million for the six months ended June 30, 2022 and 2021, respectively.

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, write-downs, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, distributions on the Series A Preferred Units, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. The Partnership believes distributable cash flow is an important measure of operating performance used by management and investors in publicly-traded partnerships to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to the common unitholders, the Class B unitholders and the Partnership’s general partner. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended June 30, 2022 (unaudited)	Three Months Ended March 31, 2022 (unaudited)
Net income (loss)	$9 888	$26 780
Add:
Depreciation	26 059	25 937
Write-down	—	—
Other non-cash items; amortization of deferred debt issuance cost	852	600
Other non-cash items; accrued revenue	355	427
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(19 057)	(19 057)
Distribution to Series A Preferred Units	(1 700)	(1 700)
Other non-cash items; deferred revenue	(379)	(304)
Unrealized gains from interest rate derivatives and foreign exchange currency contracts	(6 666)	(18 209)
Distributable cash flow	$9 352	$14 474
Distributions declared	$18 168	$18 168
Distribution coverage ratio (1)	0.51	0.80

(1)	Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented. The distribution coverage ratio in the second quarter of 2022 was primarily affected by the offhire in connection with the scheduled drydocking for the Lena Knutsen, the Anna Knutsen, the Vigdis Knutsen and the Windsor Knutsen.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA is defined as earnings before interest, depreciation, write-downs, taxes and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, write-downs and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three Months Ended,		Six Months Ended,
(U.S. Dollars in thousands)	June 30, 2022 (unaudited)	June 30, 2021 (unaudited)	June 30, 2022 (unaudited)	June 30, 2021 (unaudited)
Net income (loss)	$9 888	$(10 925)	$36 668	$17 216
Interest income	(59)	—	(61)	—
Interest expense	8 301	6 804	15 026	14 176
Depreciation	26 059	23 831	51 996	47 515
Write-down	—	29 421	—	29 421
Income tax expense	166	261	378	264
EBITDA	44 355	49 392	104 007	108 592
Other financial items (1)	(4 848)	2 659	(21 063)	(5 241)
Adjusted EBITDA	$39 507	$52 051	$82 944	$103 351

(1)	Other financial items consist of other finance income (expense), realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

·	the length and severity of the outbreak of COVID-19, including its impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;

·	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

·	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

·	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

·	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

·	forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its common units and Class B units and to make distributions on its Series A Preferred Units and the amount of any such distributions;

·	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

·	KNOT Offshore Partners’ anticipated growth strategies;

·	the effects of a worldwide or regional economic slowdown;

·	turmoil in the global financial markets;

·	fluctuations in currencies and interest rates;

·	fluctuations in the price of oil;

·	general market conditions, including fluctuations in hire rates and vessel values;

·	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

·	the length and cost of drydocking;

·	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

·	the repayment of debt and settling of any interest rate swaps;

·	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

·	planned capital expenditures and availability of capital resources to fund capital expenditures;

·	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

·	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

·	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under charter;

·	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

·	timely purchases and deliveries of newbuilds;

·	future purchase prices of newbuilds and secondhand vessels;

·	any impairment of the value of KNOT Offshore Partners’ vessels;

·	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

·	acceptance of a vessel by its charterer;

·	the impact of the Russian invasion of Ukraine;

·	termination dates and extensions of charters;

·	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

·	availability of skilled labor, vessel crews and management, including possible disruptions due to the COVID-19 outbreak;

·	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

·	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

·	estimated future capital expenditures;

·	Marshall Islands economic substance requirements;

·	KNOT Offshore Partners’ ability to retain key employees;

·	customers’ increasing emphasis on climate, environmental and safety concerns;

·	potential liability from any pending or future litigation;

·	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

·	future sales of KNOT Offshore Partners’ securities in the public market;

·	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

·	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2021 and subsequent reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.